Exhibit 99.1

XOMA Reports First Quarter 2015 Achievements and Financial Results

BERKELEY, Calif., May 7, 2015 -- XOMA Corporation (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced recent achievements and financial results for the first quarter ended March 31, 2015.

"During the first quarter of this year, we made significant progress toward achieving our goal of becoming a commercial organization,” said John Varian, Chief Executive Officer of XOMA. “Servier is just one ocular exacerbation away from being able to close the EYEGUARD-B study database and expects to reach the targeted ocular exacerbation event any day. If the study results are positive, we will perform an analysis of Servier’s full unmasked dataset and plan to quickly request a pre-Biologics License Application meeting with the U.S. Food and Drug Administration.”

He added, “We presented detailed results of our Phase 1 study of XOMA 358 at the recent ENDO Conference, which generated significant interest from the clinical community. We are in the process of assessing optimal indications to pursue in the Phase 2 development of this first-in-class compound that down-regulates the insulin receptor and its downstream signaling. We hope to expedite the clinical development of XOMA 358, as new treatment options are urgently needed for patients who are affected by the overproduction of insulin or atypical responses to insulin.”

Recent Achievements
•	One ocular exacerbation away from reaching the targeted number of exacerbations in the pivotal Phase 3 EYEGUARD™-B clinical study of gevokizumab in Behçet's disease uveitis.

•	Servier, XOMA’s gevokizumab development partner, initiated a 370-patient Phase 2 study of gevokizumab in patients with diabetic nephropathy.

•	Presented positive Phase 1 data from XOMA 358 at the ENDO Conference 2015. XOMA 358, a first-in-class, fully human, allosteric monoclonal antibody that down-regulates the insulin receptor, is being evaluated for the treatment of non-drug-induced, endogenous hyperinsulinemic hypoglycemia (low blood glucose caused by excessive insulin produced endogenously).

•	Obtained a $20.0 million secured loan from Hercules Technology III, L.P., as lender, and affiliate of Hercules Technology Growth Capital, Inc., as agent. The Company used a portion of the proceeds to repay General Electric Capital Corporation’s outstanding principle balance and interest of $5.5 million. The remaining proceeds will be used for general corporate purposes.

•	Renegotiated the terms of Servier’s loan agreement.

•	Announced the promotion of Thomas Burns to Chief Financial Officer and the retirement of Fred Kurland.

First Quarter 2015 Financial Results
XOMA recorded total revenues of $2.7 million for the three months ended March 31, 2015, compared with $3.4 million during the corresponding period of 2014. The decrease in the first quarter 2015 revenues was due primarily to the receipt of a $0.5 million milestone payment related to an out-licensing arrangement received in the first quarter of 2014.

Research and development (R&D) expenses for the first quarter of 2015 were $20.0 million compared with $21.5 million in the corresponding 2014 period. The decrease reflects a reduction in external manufacturing costs offset by increased external clinical trial costs associated with XOMA’s gevokizumab clinical development programs.

Selling, general and administrative expenses (SG&A) were $5.2 million for the three months ended March 31, 2015, compared with $5.3 million incurred during the same period in 2014.

For the first quarter ended March 31, 2015, XOMA had a net loss of $21.7 million compared with a net loss of $4.7 million in the quarter ended March 31, 2014. The net losses in the three months ended March 31, 2015 and 2014, included a $40,000 loss and $20.0 million gain, respectively, in non-cash revaluations of contingent warrant liabilities, resulting primarily from fluctuations in XOMA’s stock price. Excluding those revaluations, the net loss for the three months ended March 31, 2015 was $21.7 million compared with a net loss of $24.7 million for the same reporting period in 2014.

On March 31, 2015, XOMA had cash, cash equivalents, and short-term investments of $67.5 million compared with $78.4 million at December 31, 2014.

2015 Guidance
The Company expects to spend approximately $60 million to $65 million in cash for ongoing operating activities during 2015. The Company’s principal expenditures are costs associated with its gevokizumab Phase 3 clinical programs. The guidance assumes license and contract-related revenue to be received during the course of the year.

Investor Conference Call and Webcast
XOMA will host a conference call and webcast today, May 7, 2015, at 4:30 p.m. ET / 1:30 PT. The webcast can be accessed via the Investors and Media section of XOMA's website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on August 7, 2015. Telephone numbers for the live audiocast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international).

About Gevokizumab
Gevokizumab is a potent monoclonal antibody with unique allosteric modulating properties. It has the potential to treat patients with a wide variety of inflammatory and other diseases. Gevokizumab binds strongly to interleukin-1 beta (IL-1 beta), a pro-inflammatory cytokine, and modulates the cellular signaling events that produce inflammation. IL-1 beta has been shown to be involved in a diverse array of disease states, including non-infectious and Behçet's disease uveitis, cardiovascular disease, and other auto-inflammatory diseases.

Gevokizumab currently is being studied in multiple indications. Global Phase 3 clinical programs are underway, including in Behçet’s disease uveitis, non-infectious uveitis and pyoderma gangrenosum. Information about gevokizumab clinical studies can be found at www.clinicaltrials.gov and www.clinicaltrialsregister.eu.

About XOMA 358
Insulin is the major hormone for lowering blood glucose levels. Abnormal increases in insulin secretion can lead to profound hypoglycemia (low blood sugar), a state that can result in significant morbidities including cerebral damage and epilepsy. In some instances, profound hypoglycemia can be fatal. XOMA 358 is a fully human allosteric modulating monoclonal antibody that binds to insulin receptors and attenuates insulin action. XOMA 358 is being investigated as a novel treatment for non-drug-induced, endogenous hyperinsulinemic hypoglycemia (low blood glucose caused by excessive insulin production) and other related disorders. A therapy that safely and effectively mitigates insulin-induced hypoglycemia has the potential to address a significant unmet therapeutic need for certain rare medical conditions associated with hyperinsulinism.

About XOMA Corporation
XOMA Corporation is a leader in the discovery and development of therapeutic antibodies. The Company’s innovative product candidates are the result of the Company’s expertise in developing ground-breaking monoclonal antibodies, including allosteric modulating antibodies, which have created new opportunities to potentially treat a wide range of human diseases. XOMA is developing its lead product gevokizumab (IL-1 beta modulating antibody) with Servier through a global Phase 3 program for Behçet’s disease uveitis and non-infectious uveitis. XOMA also has an ongoing Phase 3 study of gevokizumab in pyoderma gangrenosum. Additionally, XOMA's scientific research has produced the XMet platform, which consists of three classes of Selective Insulin Receptor Modulators (SIRMs) antibodies. XOMA 358, the lead antibody in the XMetD program, is an allosteric modulating monoclonal antibody that reduces both the binding of insulin to its receptor and down-regulates insulin signaling and could have a major effect on the treatment of abnormal metabolic states. XOMA 358 recently completed Phase 1 testing. For more information, visit www.xoma.com.

About Servier
Servier is an independent French pharmaceutical research company with a strong international presence in 146 countries that employs more than 21,400 people worldwide. Its development is based on the continuous pursuit of innovation in the therapeutic areas of cardiovascular, metabolic, neurologic, psychiatric, bone and joint diseases, as well as cancer. In 2014, the company recorded revenue of 4 billion euros, 92 percent of which was generated from sales outside of France, and reinvested 28 percent of the revenue in Research and Development activities. More information is available at: www.servier.com.

Forward-Looking Statements
Certain statements contained in this press release including, but not limited to, statements related to anticipated timing of initiation and completion of clinical trials, anticipated size and rate of enrollment of clinical trials, regulatory approval of unapproved product candidates, the anticipated success of any product launch, statements related to our ability to become a commercial company, anticipated license revenues, sufficiency of our cash resources and anticipated levels of cash utilization, or statements that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Potential risks to XOMA meeting these expectations are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects. Any forward-looking statement in this press release represents XOMA's views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA disclaims any obligation to update any forward-looking statement, except as required by applicable law.

XOMA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited)
(in thousands, except per share amounts)

	Three months ended March 31,
	2015	2014
Revenues:
License and collaborative fees	$263	$964
Contract and other	2,388	2,446
Total revenues	2,651	3,410

Operating expenses:
Research and development	20,004	21,546
Selling, general and administrative	5,220	5,254
Restructuring	-	84
Total operating expenses	25,224	26,884

Loss from operations	(22,573)	(23,474)

Other income (expense):
Interest expense	(1,115)	(1,125)
Other income (expense), net	2,010	(90)
Revaluation of contingent warrant liabilities	(40)	20,002
Net loss	$(21,718)	$(4,687)

Basic net loss per share of common stock	$(0.19)	$(0.04)
Diluted net loss per share of common stock	$(0.19)	$(0.21)

Shares used in computing basic net loss per share of common stock	116,193	106,158

Shares used in computing diluted net loss per share of common stock	116,193	115,524

Other comprehensive loss:
Net loss	$(21,718)	$(4,687)
Net unrealized gains on available-for-sale securities	-	7
Comprehensive loss	$(21,718)	$(4,680)

XOMA CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	March 31, 2015	December 31, 2014
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$67,491	$78,445
Trade and other receivables, net	3,271	3,309
Prepaid expenses and other current assets	1,860	1,859
Total current assets	72,622	83,613
Property and equipment, net	4,783	5,120
Other assets	664	669
Total assets	$78,069	$89,402

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$3,406	$5,990
Accrued and other liabilities	5,992	9,892
Deferred revenue - current	1,089	1,089
Interest bearing obligations – current	15,605	19,018
Accrued interest on interest bearing obligations – current	335	257
Total current liabilities	26,427	36,246
Deferred revenue – long-term	1,574	1,939
Interest bearing obligations – long-term	31,584	16,290
Contingent warrant liabilities	31,868	31,828
Total liabilities	$91,453	$86,303

Commitments and Contingencies	-	-

Stockholders’ (deficit) equity:
Preferred stock, $0.05 par value, 1,000,000 shares authorized, 0 issued and outstanding	-	-
Common stock, $0.0075 par value, 277,333,332 shares authorized, 116,947,716 and 115,892,450 shares issued and outstanding at March 31, 2015 and December 31, 2014, respectively	877	869
Additional paid-in capital	1,126,934	1,121,707
Accumulated deficit	(1,141,195)	(1,119,477)
Total stockholders’ (deficit) equity	(13,384)	3,099
Total liabilities and stockholders’ (deficit) equity	$78,069	$89,402

CONTACT: XOMA Corporation

Company and investor contact:

 Ashleigh Barreto
 510-204-7482
 barreto@xoma.com

 Juliane Snowden
 The Oratorium Group, LLC
 jsnowden@oratoriumgroup.com

Media contact:
Ryan Flinn
W2O Group
415-946-1059
rflinn@w2ogroup.com